FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of July, 2005
		 		  ---------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[ ] 		Form 40-F [x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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
For Immediate Release

July 29, 2005

            Crystallex Files Preliminary Base Shelf Prospectus

TORONTO, ONTARIO, July 29, 2005 - Crystallex International Corporation (TSX:
KRY) (Amex: KRY) announced today that it has filed a preliminary short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission pursuant to the multijurisdictional disclosure system. These filings will enable Crystallex to offer at its option, over a 25-month period, up to an aggregate of C$75 million of senior unsecured notes, common shares, warrants and units from time to time in one or more offerings, subject to a receipt being received for a (final) short form base shelf prospectus and the registration statement being effective. The nature, size and timing of any financings under these filings will be dependent upon Crystallex's assessment of its requirements for funding and general market conditions. At the time any securities covered by the base shelf prospectus and registration statement are offered for sale, a prospectus supplement containing the specific information regarding the terms of the securities being offered will be provided.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This release shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. Similarly, no securities may be sold nor may offers to buy be accepted prior to the time that a receipt is issued for the (final) short form base shelf prospectus, and this news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any province in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province.

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State which is currently under development. Other assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information (including receipt of a prospectus):

Investor Relations Contact:  A. Richard Marshall, VP,
Investor Relations at (800) 738-1577,
18 King Street East, Toronto, Ontario,
M5C 1C4

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
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						   (Registrant)


Date   July 29, 2005     		     	By    /s/ Daniel R. Ross
-------------------------			--------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature